UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                        Splash Technology Holdings, Inc.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    848623104
                                 (CUSIP Number)


                                October 10, 2000
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                                     [ ]      Rule 13d-1(b)
                                                     [x]      Rule 13d-1(c)
                                                     [ ]      Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   David T. Lu

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [ ]

                                                (b) [ ]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America

                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            None
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          None
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       None

                    8  SHARED DISPOSITIVE POWER

                       None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None (See Item 5 below)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                    [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    None (See Item 5 below)

12  TYPE OF REPORTING PERSON

    IN

Item 1(a)         NAME OF ISSUER:

         Splash Technology Holdings, Inc.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         555 Del Rey Avenue
         Sunnyvale, CA 94085

Item 2(a)         NAME OF PERSON FILING:

         See Item 1 of the cover pages attached hereto

Item 2(b) Address of Principal Business Office, or if none, residence:

         1117 E. Putnam Ave., PMB 320
         Riverside, CT 06878

Item 2(c)         CITIZENSHIP:

         See Item 4 of the cover page attached hereto

Item 2(d)         TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $0.001

Item 2(e)         CUSIP NUMBER:

                  848623104

Item 3 David Lu is an individual.

Item 4   OWNERSHIP:

         (a)      Amount beneficially owned:
                  See Item 9 of the cover page attached hereto

         (b)      Percent of Class:
                  See Item 11 of the cover page attached hereto

         (c)  See Items 5 through 8  of the cover page attached hereto

Item 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  This Statement on Schedule 13G is being filed to report the fact that as of October 10, 2000 Mr. Lu beneficially owned in excess of 5% of the Issuer's Common Stock. On October 13, 2000, Mr. Lu tendered all of the shares of the Issuer's Common Stock then beneficially owned by him (967,400 shares, or 6.6% of the Issuer's outstanding Common Stock) to Electronics For Imaging, Inc. in connection with its cash tender offer to purchase all of outstanding shares of the Issuer, with such tender being accepted and the offer being closed on such date. Upon close of such offer, the reporting person ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

Item 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
         COMPANY:

                 Not Applicable

Item 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

Item 9   NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

Item 10           CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2000



                                                           /s/David T. Lu
                                                              David T. Lu